                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 1-2493
                                                        CUSIP Number: 649080207
                                                                      649080306
                                                                      649080405

                           NOTIFICATION OF LATE FILING

(Check One): [X ] Form 10-K   [ ]  Form 11-K   [ ] Form 20-F
[ ]  Form 10-Q  [ ] Form N-SAR

For Period Ended:   DECEMBER 31, 1998

[ ]   Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

For the Transition Period Ended: ______________________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________

________________________________________________________________________

                         PART I. REGISTRANT INFORMATION

Full name of registrant     NEW VALLEY CORPORATION

Former name if applicable

Address of principal executive office    100 S.E. SECOND STREET; 32ND FLOOR

City, State and Zip Code     MIAMI, FLORIDA  33131

                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant could not obtain all the required information necessary to complete the annual report on Form 10-K.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

       J. BRYANT KIRKLAND III              305                  579-8000
       ----------------------              ---                  --------
             (Name)                    (Area code)           (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [ X ]  Yes   [   ]   No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [ X ]  Yes    [   ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             NEW VALLEY CORPORATION
                  (Name of registrant as specified in charter.)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 4/1/99                         By /S J. Bryant Kirkland III
     ---------------------             ----------------------------------------
                                       J. Bryant Kirkland III
                                       Vice President,
                                       Chief Financial Officer and Treasurer

Part IV - Other Information - Section 3

For the year ended December 31, 1998, New Valley will report revenues of approximately $102.1 million and a net loss applicable to common shares of $96.6 million compared to revenues of approximately $114.6 million and a net loss applicable to common shares of $89.1 million for the same period in 1997.

The decrease in revenues from 1997 of approximately $12.5 million is due to a decrease in gains on investments of $8 million at the New Valley corporate level, a $5 million loss in New Valley's investment in its joint venture, Western Realty Development LLC, a decrease in Thinking Machines' revenues of $3.2 million and lower real estate revenues of $6.5 million. These amounts were offset by an increase in revenues at Ladenburg Thalmann & Co. of $10.4 million.

The increase in the Company's net loss of $7.5 million from 1998 is primarily due to increased dividend requirements on preferred shares of $12.5 million and lower gains on investments at the New Valley corporate level (above) offset by a decreased loss of $3.8 million at Ladenburg and increased income from discontinued operations of $4 million.